December 7, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Kevin Woody, Branch Chief

Re:                             STAG Industrial, Inc.

Form 10-K

Filed March 9, 2012

File No. 001-34907

Dear Mr. Woody:

This correspondence is our response to your comment letter dated November 29, 2012, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 9, 2012. For your convenience, we reproduced your comments before our responses thereto. Please see attached Annex A.

Please note that we acknowledge the following:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at Hunton & Williams LLP at (919) 899-3094, or me at (617) 574-4777.

Sincerely,

/s/ Gregory W. Sullivan
Chief Financial Officer, Executive Vice President and Treasurer

cc:                    Shannon Sobotka, Securities and Exchange Commission

Jeffrey M. Sullivan, Esq., Hunton & Williams LLP

Richard Fournier, PricewaterhouseCoopers LLP

Annex A

Form 10-K for the year ended December 31, 2011

Financial Statements

Consolidated and Combined Statements of Operations, page F-5

1.                                      We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

Response:   We have included dividends declared per common share on the face of the Consolidated Statements of Operations. The guidance provided by Accounting Standards Codification (“ASC”) paragraph 260-10-45-5 does not require the disclosure of dividends per share on the face of the income statement and we will remove this information from the face of our Consolidated Statement of Operations in future annual and quarterly filings.  We will continue to disclose the dividends declared within the Notes to the Consolidated and Combined Financial Statements.

Consolidated and Combined Statements of Cash Flows, page F-7

2.                                      Please reconcile the difference between the amount of distributions for the period January 1, 2011 to April 19, 2011 as disclosed on your statement of stockholder’s equity with the amount disclosed on your statement of cash flows.

Response:  In our Annual Report on Form 10-K for the year ended December 31, 2011, for the period from January 1, 2011 to April 19, 2011, we disclosed predecessor distributions of approximately $9.9 million in our consolidated and combined statements of stockholders’ equity on page F-6 and approximately $2.7 million in our consolidated and combined statements of cash flows on page F-7. The reconciling items represent liabilities assumed by our predecessor on behalf of the Option Properties (defined in our Annual Report on Form 10-K), having no cash impact, and an accrued distribution that was unpaid during the period January 1, 2011 to April 19, 2011.   See “Consolidated and Combined Statements of Cash Flows—Supplemental Disclosures” on page F-11 of our Annual Report on Form 10-K.

Below is a reconciliation of the predecessor distribution amounts for the period January 1, 2011 to April 19, 2011 (in thousands):

Distributions - Statements of Stockholders’ Equity (page F-6)	$9,900
Assumption of bridge loan for Option Properties upon formation transactions	$(4,750)
Assumption of note payable to related party for Option Properties upon formation transactions	$(727)
Assumption of interest rate swaps to related party for Option Properties upon formation transactions	$(352)
Accrued distribution upon formation transactions	$(1,392)
Distributions — Statements of Cash Flows (page F-7)	$2,679

Notes to Consolidated and Combined Financial Statements

Note 3. Real Estate, page F-20

3.                                      Please provide us with the results of the significance tests for of your acquisitions during 2011 and 2012 in accordance with Rule 3-14 of Regulation S-X. For each significant property acquisition, tell us where you have filed the required financial statements.

Response:

Registration Statement on Form S-11 (No. 333-168368) filed on April 5, 2011 - Initial Public Offering

In connection with our initial public offering, we filed Statements of Revenue and Certain Expenses for 100% of the properties contributed by STAG Investments IV, LLC and STAG GI Investments, LLC (collectively, “STAG Contribution Group”) that were held at December 31, 2010 in our Registration Statement on Form S-11 (No. 333-168368) on April 5, 2011.  We filed one combined Statement of Revenue and Certain Expenses filed for the STAG Contribution Group as the properties were under common control.  Additionally, we filed individual Statements of Revenue and Certain Expenses for the Mooresville Property and Cleveland Property, which represents 100% of the properties purchased by STAG GI Investments, LLC subsequent to December 31, 2010, but prior to our initial public offering.

The Statements of Revenue and Certain Expenses in accordance with Rule 3-14 of Regulation S-X for the aforementioned properties (“IPO 3-14 Statements”) were also filed in the prospectus dated April 15, 2011 and filed with the Commission on April 18, 2011.

Registration Statement on Form S-11 (No. 333-177131) filed on October 26, 2011 — Offering of 9.0% Series A Cumulative Redeemable Preferred Stock

In connection with the offering of 2,760,000 shares of our 9.0% Series A Cumulative Redeemable Preferred Stock on November 2, 2011, we filed a Registration Statement on Form S-11 (No. 333-177131) on October 26, 2011.  In that Registration Statement, we filed the IPO 3-14 Statements discussed above.  In addition, we also filed individual Statements of Revenue and Certain Expenses for properties acquired (or considered probable) after our initial public offering.  Below are the details of the results of the significance tests at that time.

Entity	Purchase Price		Date Acquired	Percent of Predecessor 12/31/10 Assets	If greater than 5%, 3-14 Required as the total of the individually insignificant assets exceeds 10%
STIR Lansing, LLC	$14,104,000		5/26/2011	6.7%	$14,104,000
STAG Fort Worth, LP	3,600,000		6/30/2011	1.7%
STAG Gresham, LLC	14,300,000		7/19/2011	6.8%	14,300,000
STAG Hazelwood, LLC	10,675,000		7/28/2011	5.1%	10,675,000
STAG Norton, LLC	*		8/4/2011	*	*
STAG Conyers, LLC	6,385,000		9/2/2011	3.0%
STAG Louisville, LLC	14,650,000		9/22/2011	6.9%	14,650,000
Probable Acquisitions as of October 26, 2011 (closed subsequent to October 26, 2011)
STAG Georgetown, LLC	3,925,000	**		1.9%
STAG Gahanna, LLC	7,925,000	**		3.8%
STAG Smithfield, LLC	8,050,000	**		3.8%

Total Probable and Closed Acquisitions through 10/26/11	$83,614,000				$53,729,000	Individually insignificant 3-14’s

					64%	% of individually insignificant acquisitions for which statements were provided in accordance with Rule 3-14
STAG Predecessor Group 12/31/10 Total Assets	$211,004,000
Individually Significant Asset % test	10%
Individually Significant Asset $ threshold	$21,100,400

*                  The building was owner occupied through the date of acquisition by the Company; therefore, financial statements were not required to be provided in accordance with FRM 2330.10.  However, financial statements of the lessee are required per FRM 2340.  The Property was acquired for $11 million and therefore did not meet the 20% threshold and the Company was not required to provide financial statements of the lessee in accordance with FRM 2340.

**            Purchase price based on purchase and sale agreement at time significance test was performed.  Purchase price was subject to change prior to acquisition closing.

Based on the calculation above, in the Registration Statement on Form S-11 (No. 333-177131) on October 26, 2011, we filed Statements of Revenue and Certain Expenses for the following four properties that were acquired (or were considered probable as of October 26, 2011) after our initial public offering: Lansing Property, Gresham Property, Hazelwood Property and Louisville Property.  Each of the four properties was individually insignificant but, each was greater than 5%, or $10.6 million, of the December 31, 2010 total assets of our predecessor, or $211.0 million.  The four properties represented 64% of the qualifying individually insignificant properties acquired since the initial public offering.

There was one property, STAG Norton, LLC, that was purchased for $11.0 million and was individually insignificant and greater than 5%, or 5.2%, of the December 31, 2010 total assets of our predecessor for which a Statement of Revenue and Certain Expenses was not filed as the building was previously owner occupied when purchased by us and, therefore, a Statement of Revenue and Certain Expenses was not required per the guidelines of FRM 2330.10.  Additionally, STAG Norton, LLC did not meet the guidelines for preparing a Statement of Revenue and Certain Expenses under FRM 2340 as it was less than 20% of the December 31, 2010 total assets of our predecessor.

The IPO 3-14 Statements and the Statements of Revenue and Certain Expenses in accordance with Rule 3-14 of Regulation S-X for the four aforementioned properties (“Preferred Offering 3-14 Statements”) also were filed in the prospectus dated October 26, 2011 and filed with the Commission on October 28, 2011.

Current Report on Form 8-K filed on May 9, 2012 in connection with Form S-3 Registration Statements (Nos. 333-181290 and 333-181291)

In connection with the filing of our Registration Statements on Form S-3 (Nos. 333-181290 and 333-181291), which were declared effective by the Commission on May 18, 2012, we filed a Current Report on Form 8-K on May 9, 2012.  In that Form 8-K, we filed the IPO 3-14 Statements and the Preferred Offering 3-14 Statements discussed above.

In addition, we first updated the significance test for the acquisitions that closed in 2011 subsequent to October 26, 2011.  Below are the details of the results of the significance tests.

2011 Update

Entity	Purchase Price	Date Acquired	Percent of Predecessor 12/31/10 Assets	If greater than 5%, 3-14 Required as the total of the individually insignificant assets exceeds 10%
STIR Lansing, LLC	$14,104,000	5/26/2011	6.7%	$14,104,000	Previously filed on Form S-11/A on 10/26/11
STAG Fort Worth, LP	3,600,000	6/30/2011	1.7%
STAG Gresham, LLC	14,300,000	7/19/2011	6.8%	14,300,000	Previously filed on Form S-11/A on 10/26/11
STAG Hazelwood, LLC	10,675,000	7/28/2011	5.1%	10,675,000	Previously filed on Form S-11/A on 10/26/11
STAG Norton, LLC	***	8/4/2011	***	***
STAG Conyers, LLC	6,385,000	9/2/2011	3.0%
STAG Louisville, LLC	14,650,000	9/22/2011	6.9%	14,650,000	Previously filed on Form S-11/A on 10/26/11
STAG Gahanna, LLC	7,710,500	10/14/2011	3.7%
STAG Smithfield, LLC	8,050,000	11/17/2011	3.8%
STAG North Jackson, LLC	12,400,000	12/14/2011	5.9%	12,400,000
STAG Chippewa Falls	4,850,000	12/15/2011	2.3%
STAG Rogers, LLC	12,600,000	12/22/2011	6.0%	12,600,000
STAG Georgetown, LLC	3,815,000	12/29/2011	1.8%

Total Closed Acquisitions through 12/31/11	$113,139,500			$78,729,000	Individually insignificant 3-14’s

				70%	% of individually insignificant acquisitions for which statements were provided in accordance with Rule 3-14
STAG Predecessor Group 12/31/10 Total Assets	$211,004,000
Individually Significant Asset % test	10%
Individually Significant Asset $ threshold	$21,100,400

***

The building was owner occupied through the date of acquisition by the Company; therefore, financial statements were not required to be provided in accordance with FRM 2330.10.  However, financial statements of the lessee are required per FRM 2340.  The Property was acquired for $11 million and therefore did not meet the 20% threshold and the Company was not required to provide financial statements of the lessee in accordance with FRM 2340.

Based on the calculation above, in Form 8-K on May 9, 2012, we filed Statements of Revenue and Certain Expenses for the following two properties that were acquired in 2011 after October 26, 2011 (and were not considered probable as of October 26, 2011): North Jackson Property and Rogers Property.  The two properties were greater than 5% of the December 31, 2010 total assets of our predecessor.  After including these two properties in our Form 8-K filing, we had filed Statements of Revenue and Certain Expenses for 70% of the qualifying individually insignificant properties acquired since our initial public offering through December 31, 2011.

Secondly, we tested the acquisitions acquired (or considered probable) during the period January 1, 2012 through May 9, 2012 (there was no change in the probable acquisitions from May 10, 2012 to effective date, May 18, 2012).  Below are the details of the results of the significance tests.

2012

Entity	Purchase Price	Date Acquired	Percent of STAG Industrial, Inc. 12/31/11 Assets	Statements of Revenues and Certain Expenses Filed
STAG East Windsor, LLC	$6,000,000	3/1/12	1.0%
STAG South Bend, LLC	6,730,000	3/8/12	1.1%	6,730,000
STAG Lansing 2, LLC	6,600,000	3/21/12	1.1%
STAG Portland, LLC	5,760,000	3/27/12	0.9%
STAG Portland 2,LLC	13,000,000	3/30/12	2.1%
STAG Spartanburg, LLC	9,000,000	4/5/12	1.4%	9,000,000
STAG Franklin, LLC	***	4/17/12	***	***
Probable Acquisition as of May 9, 2012 and closed subsequent to May 9, 2012
STAG Reading, LLC	17,050,000		2.7%	17,050,000

Total Closed and Probable Acquisitions through May 9, 2012	$64,140,000			$32,780,000	Individually insignificant 3-14’s

				51%	% of individually insignificant acquisitions for which statements were provided in accordance with Rule 3-14
STAG Industrial, Inc. 12/31/11 Total Assets	$624,514,000
Individually Significant Asset % test	10%
Individually Significant Asset $ threshold	$62,451,400

***

The building was owner occupied through the date of acquisition by the Company; therefore, financial statements were not required to be provided in accordance with FRM 2330.10.  However, financial statements of the lessee are required per FRM 2340.  The Property was acquired for $17.8 million and therefore did not meet the 20% threshold and the Company was not required to provide financial statements of the lessee in accordance with FRM 2340.

Based on the calculation above, none of the properties were considered individually significant based on 10% of our December 31, 2011 total assets of $624,514,000.  However, as the individually insignificant properties that had closed or were probable of closing exceeded 10% of our December 31, 2011 total assets, Statements of Revenue and Certain Expenses were prepared for the following three individually insignificant properties (totaling 51% of the individually insignificant properties): South Bend Property, Spartanburg Property and Reading Property.  None of the properties acquired or probable acquisitions were greater than 5% of our December 31, 2011 total assets.

There was one property, STAG Franklin, LLC, that was purchased for $17.8 million and was individually insignificant and less than 5%, or 2.8%, of our December 31, 2011 total assets for which a Statement of Revenue and Certain Expenses was not filed as the building was previously owner occupied when purchased by us and, therefore, a Statement of Revenue and Certain Expenses was not required per the guidelines of FRM 2330.10.  Additionally, STAG Franklin, LLC did not meet the guidelines for preparing a Statement of Revenue and Certain Expenses under FRM 2340 as it was less than 20% of our December 31, 2011 total assets.

The IPO 3-14 Statements, the Preferred Offering 3-14 Statements and the Statements of Revenues and Certain Expenses in accordance with Rule 3-14 of Regulation S-X for the five aforementioned properties were filed with the Commission in our Current Report on Form 8-K on May 9, 2012.

Current Report on Form 8-K filed on October 11, 2012 — Completion of Acquisition

On August 9, 2012, we entered into a purchase and sale agreement with our affiliate, STAG Investments Holdings II, LLC (“Fund II”), and its subsidiaries to acquire a portfolio of 33 industrial properties for approximately $138.8 million.  On October 9, 2012, we completed the acquisition of 31 of the 33 industrial properties and, subsequently, on October 31, 2012, we acquired one additional industrial property from Fund II. There remains one property included in the portfolio of properties to be acquired from Fund II for which the acquisition has not closed as of the date of this letter.  Since the purchase and sale agreement for the property includes various contingencies, there can be no assurance that the property will be acquired or, if it is, what the timing of the purchase will be.

The acquisition of the 33 industrial properties represents a significant acquisition as the purchase price exceeded 10% of our December 31, 2011 total assets.  We will file the required financial statements under the cover of Form 8-K/A for 32 of the 33 industrial properties as soon as practicable but no later than 71 calendar days after the filing of our Form 8-K on October 11, 2012.  We will file another Form 8-K within the required time period if and when the purchase of the final property closes.

Note 5. Debt, page 17 of Form 10-Q filed on November 8, 2012

4.                                      We note your disclosure that early termination of the Credit Facility resulted in a loss of $0.5 million as a result of the acceleration of the unamortized deferred financing fees and that $0.8 million of deferred financing fees were carried over from the terminated Credit facility and will be amortized over a four year term. Please tell us how you determined it was appropriate to expense $0.5 million and carry over the $0.8 million of deferred financing fees.

Response:  On September 10, 2012, we paid off our $100.0 million secured corporate revolving credit facility (the “Secured Credit Facility”) with Bank of America, N.A. (“BofA”) as administrative agent on behalf of the various lenders and executed a new unsecured credit facility with BofA, as administrative agent on behalf of the various lenders.  The new credit facility included a four year term (with a one-year extension option) $200 million senior unsecured revolving credit facility with an accordion feature to upsize to $300 million (the “Unsecured Credit Facility”), and a five year $150 million term loan.

Both the terminated Secured Credit Facility and the new Unsecured Credit Facility were considered loan syndications; therefore, the guidance of ASC 470-50-40-21 was applied to the transaction.  According to the guidance, one must consider the effects of the new arrangement on the remaining term and the maximum available credit for each lender to determine if each loan is an extinguishment or modification of debt.  If the borrowing capacity (defined as the product of the remaining term and available credit) of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred financing costs, any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement (deferred and amortized over the term of the new arrangement) and the loan is treated as a modification.  If the borrowing capacity decreases, any unamortized fees relating to the old arrangement at the time of the change shall be written off in proportion to the decrease in borrowing capacity of the old arrangement and the loan is treated as an extinguishment of debt.  The remaining unamortized deferred costs relating to the old arrangement shall be deferred and amortized over the term of the new arrangement.  In either capacity scenario, if a lender exits the line of credit completely, then all unamortized costs related to that lender should be written off.

In accordance with the guidance outlined above, each lender in the Secured Credit Facility and the Unsecured Credit Facility is treated as a separate lender in a loan syndication.  When comparing the borrowing capacity of the previous $100 million Secured Credit Facility and the current $200 million Unsecured Credit Facility, the total capacity increased.  However, one lender under the Secured Credit Facility decreased their commitment, although their total capacity as defined above increased and two lenders under the Secured Credit Facility did not enter into the current Unsecured Credit Facility.  Please refer to the calculations below.  For the lenders that did not enter into the Unsecured Credit Facility, their proportionate share of unamortized deferred financing costs, or 40%, was expensed as a loss on early extinguishment of debt.

	Secured Credit Facility				Unsecured Credit Facility
	Prior Secured Revolver	$ Commitment	Remaining Term - April, 20, 2014 Maturity	Capacity	New Unsecured Credit Facility	$ Commitment	Remaining Term	Capacity	Inc/(Dec) in Commitment	Write off Percentage
BofA	20%	$20,000,000.00	1.61	$32,222,222.22	20%	$40,000,000	4.00	160,000,000.00	397%	0%
Royal Bank of Canada	20%	$20,000,000.00	1.61	$32,222,222.22	17%	$34,285,720	4.00	137,142,880.00	326%	0%
UBS Loan Finance, LLC	20%	$20,000,000.00	1.61	$32,222,222.22	6%	$11,428,560	4.00	45,714,240.00	42%	0%
JP Morgan Chase Bank, N.A.	20%	$20,000,000.00	1.61	$32,222,222.22	0%	$—	4.00	—	-100%	20%
RBS Citizens, N.A.	20%	$20,000,000.00	1.61	$32,222,222.22	0%	$—	4.00	—	-100%	20%
Wells Fargo Bank, N.A.	0%				17%	$34,285,720		N/A		40%
PNC Bank, National Association	0%				11%	$22,857,140		N/A
Capital One, National Association	0%				10%	$20,000,000		N/A
Raymond James Bank, N.A.	0%				10%	$20,000,000		N/A
TD Bank, N.A.	0%				9%	$17,142,860		N/A
	100%	$100,000,000.00			100%	$200,000,000

At the termination of the Secured Credit Facility, there was approximately $1.35 million of unamortized deferred financing costs associated with the Secured Credit Facility, which was allocated pro-rata to the lenders.  In accordance with the guidance and calculation above, approximately $0.5 million, or 40%, of unamortized deferred financing costs were expensed as an early extinguishment of debt and $0.8 million of unamortized deferred financing costs from the Secured Credit Facility were deferred and amortized over the term of the Unsecured Credit Facility.